Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 22, 2010

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc., Form 10 (New Bullion [as defined below])

CIK of NEW Bullion 0001497246

CIK of OLD Bullion 0000015288 (as defined below)

Dear Ladies and Gentlemen:

We are filing this Form 10 Registration Statement following a two-year plus dialogue with the Securities and Exchange Commission (the “SEC”) for Bullion Monarch Mining, Inc. (New), which is the Registrant and is sometimes referred to herein as “New Bullion.”  New Bullion was formed by the directors of Bullion Monarch Company, a dissolved Utah corporation (“Old Bullion,” now also known as “Bullion Monarch Mining, Inc.), to effect a reorganization that would place the Old Bullion shareholders and Old Bullion in substantially the same positions that existed prior to the dissolution of Old Bullion because Old Bullion could not be reinstated since the period for such reinstatement under the Utah Revised Business Corporations Act had lapsed.  This reorganization was accomplished by a court proceeding completed on March 30, 2005, and a Fairness Hearing conducted by the Utah Division of Securities on September 27, 2006, in accordance with the guidelines of the SEC under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), Section 61-1-11.1 of the Utah Uniform Securities Act and Rule 164-11-2 of the Utah Division of Securities.  In the dialogue with the SEC, the SEC determined that New Bullion was not a Rule 12g-3 “successor issuer” of Old Bullion because “rights” of Old Bullion shareholders resulting from its dissolution were exchanged for shares of New Bullion, and Old Bullion had no such “rights” registered; and New Bullion agreed to file this Form 10 Registration Statement to become a “reporting issuer” on its own, while public trading of its common stock would continue under the Old Bullion Securities Exchange Act of 1934, as amended (the “Exchange Act”), reports, provided Old Bullion remains “current” in the filing of these reports during this transition period, in accordance with New Bullion’s prior submission as Old Bullion’s successor for trading of its common stock that was approved by the Financial Industry Regulatory Authority, Inc. (“FINRA”) on December 17, 2007.  This transition was deemed acceptable by the Office of the Chief Counsel of the SEC through Norman Gholson, Esq., and the Division of Market Regulation of FINRA, through Ken Worm, Associate Director, each of whom has previously indicated to the undersigned that each had no objection to the continued trading of New Bullion’s common stock during the transition of New Bullion to a “reporting issuer” and the subsequent filing of a Form 15 for Old Bullion once New Bullion had satisfied all SEC comments on its Form 10 Registration Statement and had an opportunity to have FINRA again review a Form 211 submission of New Bullion.  The accounting treatment of the New Bullion reorganization was also changed from a recapitalization of Old Bullion to quasi-reorganization accounting, in the process of resolving SEC comments, and New Bullion caused certain of Old Bullion’s annual and quarterly reports to be amended as reflected in Old Bullion’s 8-K Current Report dated June 3, 2010, which was filed with the SEC on June 9, 2010.  The Old Bullion 10-K Annual Report for the fiscal year ended April 30, 2010, which was filed with the SEC on July 16, 2010, referenced all of the foregoing, among other matters, in a “PREFATORY NOTE” at the beginning of this Annual Report, prior to the commencement of the discussion in Part I, Item 1, thereof; similar information is contained under the heading “Reorganization” of this Form 10 Registration Statement, under the caption “Introduction” and this heading is referenced in the forepart of this Form 10 Registration Statement in a short “PREFATORY NOTE,” which is referred to in an “Explanatory Note” on the cover page of the Form 10 Registration Statement.

During this two-year plus dialogue with the SEC, we have filed response letters to SEC comment letters regarding New Bullion and Old Bullion commencing with the first SEC comment letter dated June 5, 2008, and to and including the SEC comment letter dated November 5, 2009.  We had a conference call with the SEC on February 24, 2010, and our final response to all SEC comments was filed on June 3, 2010, which resulted in the filing of the Old Bullion 8-K Current Report dated June 3, 2010.  New Bullion has accomplished everything required of it by the SEC in that 8-K Current Report, with the filing of this Form 10 Registration Statement.

During this process, the SEC comment letters discussed a full and complete range of comments, including accounting, consolidated financial statement and footnote issues and geologic and related comments respecting the mining properties owned and related issues, all of which were responded to and with the information of the responses included in the Old Bullion 10-KSB Annual Report for the fiscal year ended April 30, 2008, and all applicable reports thereafter.  The Old Bullion Current Report of June 3, 2010, along with its 10-K Annual Report for the fiscal year ended April 30, 2010, contains all of the information and audited consolidated financial statements required by the SEC in response to its comment letters referenced above, and all of which has been included in this Form 10 Registration Statement, including the same audited consolidated financial statements and independent auditor’s report.

New Bullion understands that the foregoing transition between Old Bullion and New Bullion is unusual; however, New Bullion, Old Bullion and the undersigned all appreciate the assistance of the SEC we have received to the date hereof in accomplishing this transition in a manner that is deemed by us to be in the best interests of New Bullion and our shareholders, Old Bullion and its “rights” holders and the public market for New Bullion shares that commenced on December 17, 2007.

With the foregoing in mind, we respectfully request an accelerated review of this Form 10 Registration Statement and an accelerated effective date so that we can continue the process that will result in New Bullion being the public trading “reporting issuer” and successor of Old Bullion and we can file a Form 15 for Old Bullion, which will specifically reference this succession.

Very sincerely yours,

/s/Leonard W. Burningham, for the Registrant

Leonard W. Burningham

LWB/sg

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